STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

April 25, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:	O’Connor Fund of Funds: Aggregated Alpha Strategies LLC
File Nos. 333-179806 and 811-21516
O’Connor Fund of Funds: Alternative Fixed-Income Strategies LLC
File Nos. 333-194092 and 811-21117
O’Connor Fund of Funds: Event LLC
File Nos. 333-194081 and 811-10479
O’Connor Fund of Funds: Long/Short Strategies LLC
File Nos. 333-194093 and 811-21195

Dear Ms. Dubey:

Further to our telephone conversation on April 24, 2014, on behalf of the above-referenced Funds (each, a “Fund”), transmitted for filing as EDGAR correspondence and set forth below are each Fund’s completed fee table and expense example, which we intend to include in a pre- or post-effective amendment, as the case may be, to each Fund’s Registration Statement on Form N-2 (each, a "Registration Statement") to be filed next week.  Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in each Registration Statement.

Should you have any questions or comments, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik of this office at 212.806.5790 (ggranik@stroock.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc:  Gary L. Granik

O’CONNOR FUND OF FUNDS: AGGREGATED ALPHA STRATEGIES LLC

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.  The expenses associated with investing in a “fund of funds,” such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles.  This is because the investors in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive allocations, charged at the Investment Fund level.

Investor Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.02%

Annual Expenses (as a percentage of net assets attributable to Interests)
Management Fee	1.30%
Other Expenses (including Administrator Fee: 0.30%)	1.13%
Acquired Fund Fees and Expenses (Investment Fund fees and expenses)(3)	6.51%

Total Annual Expenses	8.94%(4)

___________________

(1)
Generally, the stated minimum initial investment in the Fund is Interests with an initial value of at least $50,000, which minimum may be reduced for certain investors.  Investments may be subject to a waivable sales load of up to 2%.  See “Plan of Distribution.”

(2)
While the Fund does not impose any charges on a repurchase of Interests in the Fund, it may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)
Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of the offering.  Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds’ earnings.  The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests are expected to typically range from 17.5% to 30% of net profits. The “Acquired fund fees and expenses” disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect “Acquired fund fees and expenses.”  The amount of the Fund’s average net assets used in calculating this percentage was based on average net assets for the fiscal year ended December 31, 2013 of approximately $62.8 million, plus anticipated net proceeds of approximately $448 million from the offering.  The Adviser estimates that approximately 2.09% (as a percentage of the net assets attributable to Interests) of the 6.51% shown as “Acquired fund fees and expenses” reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds).  The Adviser estimates that the balance of approximately 4.42% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(4)	Total annual expenses shown in the table are as of the Fund’s fiscal year ended December 31, 2013 and will increase or decrease over time based on the Fund’s asset level and other factors.

The purpose of the table above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund.  The annual “Other expenses” shown above are estimated based on average net assets of the Fund for the fiscal year ended December 31, 2013 of approximately $62.8 million.  For a more complete description of the various costs and expenses of the Fund, see “Management of the Fund.”

	Example

	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$105.89	$267.66	$416.93	$741.57

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*	Without the sales load, the expenses would be: $87.65 (1 Year), $252.72 (3 Years), $405.03 (5 Years) and $736.30 (10 Years).

The example does not present actual expenses and should not be considered a representation of future expenses.  Actual Fund expenses may be greater or less than those shown (and “Acquired fund fees and expenses” may also be greater or less than that shown).  Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.  If the Investment Funds’ actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds’ incentive allocations.

For a hypothetical $50,000 interest in the Fund at the Fund’s inception through December 31, 2013, net gain would be $16,815.

The Fund’s total return for the period from October 1, 2004 (commencement of operations) to December 31, 2013 was 33.63%, and does not reflect deduction of a sales load.  If deduction of a sales load had been reflected, the total return for the period would have been lower.

O’CONNOR FUND OF FUNDS: ALTERNATIVE FIXED-INCOME STRATEGIES LLC

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.  The expenses associated with investing in a “fund of funds,” such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles.  This is because the investors in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive allocations, charged at the Investment Fund level.

Investor Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.01%

Annual Expenses (as a percentage of net assets attributable to Interests)
Management Fee	1.45%
Other Expenses (including Administrator Fee: 0.30%)	0.99%
Acquired Fund Fees and Expenses (Investment Fund fees and expenses)(3)	5.15%

Total Annual Expenses	7.59%(4)

___________________
(1)
Generally, the stated minimum initial investment in the Fund is Interests with an initial value of at least $50,000, which minimum may be reduced for certain investors.  Investments may be subject to a waivable sales load of up to 2%.  See “Plan of Distribution.”

(2)
While the Fund does not impose any charges on a repurchase of Interests in the Fund, it may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)
Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of this offering.  Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds’ earnings.  The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests are expected to range from 15% to 20% of net profits.  The “Acquired Fund Fees and Expenses” disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.”  The amount of the Fund’s average net assets used in calculating this percentage was based on average net assets for the fiscal year ended December 31, 2013 of approximately $185.3 million, plus anticipated net proceeds of approximately $825 million from this offering.  The Adviser estimates that approximately 1.96% (as a percentage of the net assets attributable to Interests) of the 5.15% shown as “Acquired Fund Fees and Expenses” reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds).  The Adviser estimates that the balance of approximately 3.19% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(4)	Total annual expenses shown in the table are as of the Fund’s fiscal year ended December 31, 2013 and will increase or decrease over time based on the Fund’s asset level and other factors.

The purpose of the table above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund.  The annual “Other Expenses” shown above are estimated based on average net assets of the Fund for the fiscal year ended December 31, 2013 of approximately $185.3 million.  For a more complete description of the various costs and expenses of the Fund, see “Management of the Fund.”

	Example
	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$93.39	$234.53	$368.46	$674.11

¾¾¾¾------
*	Without the sales load, the expenses would be: $74.89 (1 Year), $218.91 (3 Years), $355.57 (5 Years) and $667.46 (10 Years).

The example does not present actual expenses and should not be considered a representation of future expenses.  Actual Fund expenses may be greater or less than those shown.  Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

For a hypothetical $50,000 interest in the Fund at the Fund’s inception through December 31, 2013, net gain would be $47,455.

The Fund’s total return for the period from August 1, 2002 (commencement of operations) to December 31, 2013 was 94.91%, and does not reflect deduction of a sales load.  If deduction of a sales load had been reflected, the total return would have been lower.

O’CONNOR FUND OF FUNDS: EVENT LLC

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.  The expenses associated with investing in a “fund of funds,” such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles.  This is because the investors in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive allocations, charged at the Investment Fund level.

Investor Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.01%

Annual Expenses (as a percentage of net assets attributable to Interests)
Management Fee	1.25%
Incentive Allocation(3)	0.11%(4)
Other Expenses	1.03%
Acquired Fund Fees and Expenses (Investment Fund fees and expenses)(5)	6.21%

Total Annual Expenses	8.60%(6)

___________________

(1)
Generally, the stated minimum initial investment in the Fund is Interests with an initial value of at least $50,000, which minimum may be reduced for certain investors.  Investments may be subject to a waivable sales load of up to 2%.  See “Plan of Distribution.”

(2)
While the Fund does not impose any charges on a repurchase of Interests in the Fund, it may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)
An Incentive Allocation of up to 5% of net profits will be charged in respect of each investor’s capital account in the Fund.  For purposes of calculating the Incentive Allocation, net profits will be determined by taking into account net realized gain or loss and the net change in unrealized appreciation or depreciation of securities positions.  The Incentive Allocation will be made only with respect to net profits that exceed any net losses previously debited to the account of an investor which have not been offset by any net profits subsequently credited to the account of such investor, adjusted for repurchases.  See “Management of the Fund–Incentive Allocation.”

(4)
This amount represents the aggregate Incentive Allocations paid by those investors in the Fund whose capital accounts were credited with net profits during the period from January 1, 2013 to December 31, 2013 (see footnote 3 above).  The amount of Incentive Allocation, if any, that an individual investor paid depended upon the date the investor was admitted to the Fund and the Fund’s performance thereafter.  A larger Incentive Allocation is reflective of positive investment performance.  See “—Financial Highlights.”

(5)
Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of this offering.  Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds’ earnings.  The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests are expected to typically range from 17.5% to 20% of net profits.  The “Acquired fund fees and expenses” disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect “Acquired fund fees and expenses.”  The amount of the Fund’s average net assets used in calculating this percentage was based on average net assets for the fiscal year ended December 31, 2013 of approximately $66.5 million, plus anticipated net proceeds of approximately $925 million from this offering.  The Adviser estimates that approximately 1.92% (as a percentage of the net assets attributable to Interests) of the 6.21% shown as “Acquired fund fees and expenses” reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds).  The Adviser estimates that the balance of approximately 4.29% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(6)	Total annual expenses shown in the table are as of the Fund’s fiscal year ended December 31, 2013 and will increase or decrease over time based on the Fund’s asset level and other factors.

The purpose of the table above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund.  The annual “Other expenses” shown above are estimated based on average net assets of the Fund for the fiscal year ended December 31, 2013 of approximately $66.5 million.  For a more complete description of the various costs and expenses of the Fund, see “Management of the Fund.”

	Example

	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load* (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$102.76	$259.45	$405.06	$725.63

¾¾¾¾------
*	Without the sales load, the expenses would be: $84.45 (1 Year), $244.34 (3 Years), $392.92 (5 Years) and $720.03 (10 Years).

The example does not present actual expenses and should not be considered a representation of future expenses.  Actual Fund expenses may be greater or less than those shown (and “Acquired fund fees and expenses” may also be greater or less than that shown).  Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.  If the Investment Funds’ actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds’ incentive allocations.

For a hypothetical $50,000 interest in the Fund at the Fund’s inception through December 31, 2013, net gain would be $29,939.

The Fund’s total return for the period from October 1, 2001 (commencement of operations) to December 31, 2013 was 59.88%, and does not reflect deduction of a sales load.  If deduction of a sales load had been reflected, the total return for the period would have been lower.

O’CONNOR FUND OF FUNDS: LONG/SHORT STRATEGIES LLC

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.  The expenses associated with investing in a “fund of funds,” such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles.  This is because the investors in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive allocations, charged at the Investment Fund level.

Investor Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.01%

Annual Expenses (as a percentage of net assets attributable to Interests)
Management Fee	1.45%
Other Expenses (Including Administrator Fee: 0.30%)	0.84%
Acquired Fund Fees and Expenses (Investment Fund fees and expenses)(3)	8.94%

Total Annual Expenses	11.23%(4)

___________________

(1)
Generally, the stated minimum initial investment in the Fund is Interests with an initial value of at least $50,000, which minimum may be reduced for certain investors.  Investments may be subject to a waivable sales load of up to 2%.  See “Plan of Distribution.”

(2)
While the Fund does not impose any charges on a repurchase of Interests in the Fund, it may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)
Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of this offering.  Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds’ earnings.  The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests are expected to typically range from 20% to 30% of net profits.  The “Acquired Fund Fees and Expenses” disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.”  The amount of the Fund’s average net assets used in calculating this percentage was based on average net assets for the fiscal year ended December 31, 2013 of approximately $238 million, plus anticipated net proceeds of approximately $994 million from this offering.  The Adviser estimates that approximately 1.87% (as a percentage of the net assets attributable to Interests) of the 8.94% shown as “Acquired Fund Fees and Expenses” reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds).  The Adviser estimates that the balance of approximately 7.07% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(4)	Total annual expenses shown in the table are as of the Fund’s fiscal year ended December 31, 2013 and will increase or decrease over time based on the Fund’s asset level and other factors.

The purpose of the table above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund.  The annual “Other Expenses” shown above are estimated based on average net assets of the Fund for the fiscal year ended December 31, 2013 of approximately $238 million.  For a more complete description of the various costs and expenses of the Fund, see “Management of the Fund.”

	Example

	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$126.59	$320.28	$490.60	$831.84

¾¾¾¾------
*	Without the sales load, the expenses would be: $108.77 (1 Year), $306.41 (3 Years), $480.21 (5 Years) and $828.41 (10 Years).

The example does not present actual expenses and should not be considered a representation of future expenses.  Actual Fund expenses may be greater or less than those shown (and “Acquired Fund Fees and Expenses” may also be greater or less than that shown).  Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.  If the Investment Funds’ actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds’ incentive allocations.

For a hypothetical $50,000 interest in the Fund at the Fund’s inception through December 31, 2013, net gain would be $49,729.

The Fund’s total return for the period from February 1, 2003 (commencement of operations) to December 31, 2013 was 99.46%, and does not reflect deduction of a sales load.  If deduction of a sales load had been reflected, the total return for the period would have been lower.